51-102F3
MATERIAL CHANGE REPORT

Item 1   Name and Address of Company

Qwick Media Inc. (the “Company”)
104 – 8331 Eastlake Drive
Burnaby, BC  V5A 4W2

Item 2   Date of Material Change

January 30, 2019

Item 3   News Release

The news release was disseminated on January 30, 2019 through Stockwatch.

Item 4   Summary of Material Change

The Company announced that Corrine Tocher, Brian Petersen, Barbara Welsh and Steve Koles have resigned as directors of the Company, effective as of January 30, 2019.

Item 5   Full Description of Material Change

               5.1         Full Description of Material Change

The material change is fully described in Item 4 above and in the attached News Release.

              5.2         Disclosure for Restructuring Transactions

N/A

Item 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7  Omitted Information

None

Item 8   Executive Officer

Ross Tocher
CEO
Phone: 604.818.4909

Item 9   Date of Report

February 8, 2019

QWICK MEDIA INC.

CSE (CNSX): QMI
OTC: QWICKF

NEWS RELEASE

QWICK MEDIA ANNOUNCES RESIGNATION OF DIRECTORS

Vancouver, BC, January 30, 2019 – Qwick Media Inc. (CSE/CSNX: QMI; OTC: QWICKF) (the “Company”) announces that Corrine Tocher, Brian Petersen, Barbara Welsh and Steve Coles have resigned as directors of the Company, effective as of January 30, 2019.  The Company thanks each of Corrine Tocher, Brian Petersen, Barbara Welsh and Steve Coles for their services and wishes them all the best in their future endeavors.

QWICK MEDIA INC.

For further information, please contact:
Ross Tocher
CEO
604-818-4909

The CSE has neither approved nor disapproved the contents of this news release.